Exhibit 99.1
EXTERRAN PARTNERS, L.P.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2010
(In thousands, except per unit data)

					Carve-off for
		August 2010			Non-Acquired
	Exterran	Contract			Business of	Exterran
	Partners, L.P.	Operations			Customers Partially	Partners, L.P.
	Historical	Acquisition	Adjustments		Acquired	Pro Forma
Revenue	$237,636	$34,458	$—		$(2,809)	$269,285
Costs and expenses:
Cost of sales (excluding depreciation and amortization)	124,242	14,145	—		(1,153)	137,234
Depreciation and amortization	52,518	8,182	—		(667)	60,033
Fleet impairment	24,976	—	—		—	24,976
Selling, general and administrative	34,830	2,415	987	(A)	(277)	37,955
Interest expense	24,037	—	—		—	24,037
Other (income) expense, net	(314)	—	—		—	(314)

Total costs and expense	260,289	24,742	987		(2,097)	283,921

Income (loss) before income taxes	(22,653)	9,716	(987)		(712)	(14,636)
Income taxes	680	—	115	(B)	(10)	785

Net income (loss)	$(23,333)	$9,716	$(1,102)		$(702)	$(15,421)

General partner interest in net income (loss)	$1,091					$1,465

Common units interest in net income (loss)	$(19,257)					$(13,869)

Subordinated units interest in net income (loss)	$(5,167)					$(3,017)

Weighted average common units outstanding:
Basic	21,360		8,207	(C)		26,352

Diluted	21,360		8,207	(C)		26,352

Weighted average subordinated units outstanding:
Basic	5,731					5,731

Diluted	5,731					5,731

Loss per common unit:
Basic	$(0.90)					$(0.53)

Diluted	$(0.90)					$(0.53)

Loss per subordinated unit:
Basic	$(0.90)					$(0.53)

Diluted	$(0.90)					$(0.53)

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statement.

EXTERRAN PARTNERS, L.P.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENT
1. Basis of Presentation and the August 2010 Contract Operations Acquisition
The historical financial information is derived from the consolidated financial statements of the Partnership and the combined financial statements of the August 2010 Contract Operations Acquisition. The pro forma adjustments have been prepared as if the transactions, as described below, had taken place as of January 1, 2010.
The pro forma financial statements reflect the following transactions:
As related to the August 2010 Contract Operations Acquisition:
•	our acquisition of the Assets from Exterran Holdings;

•	our issuance of 8,206,863 common units to Exterran Holdings and 167,075 general partner units to Exterran General Partner, L.P., our general partner and Exterran Holdings’ wholly-owned subsidiary.
2. Pro Forma Adjustments and Assumptions
(A) Reflects an allocation of selling, general and administrative (“SG&A”) expenses of Exterran Holdings for the year ended December 31, 2010 of $1.0 million, related to the August 2010 Contract Operations Acquisition. SG&A expenses in this adjustment include only the allocation of indirect expenses and have been allocated to us based on the percentage of total horsepower of compressor units we acquired in the transactions to total horsepower of Exterran Holdings and our compressor units in accordance with an omnibus agreement among us, Exterran Holdings and others.
(B) Reflects additional taxes for the year ended December 31, 2010 of $0.1 million, in connection with the August 2010 Contract Operations Acquisition, that we would have incurred under the Texas margins tax and Michigan Business Tax related to the contract operations service agreements that we acquired from Exterran Holdings in the transaction. Note that a 10% increase or decrease in the apportionment factor used to calculate the margin tax expense for the unaudited pro forma consolidated statement of operations presented herein would not have a material impact on the amount of such tax expense.
(C) Reflects the issuance of 8,206,863 common units to Exterran Holdings in connection with the August 2010 Contract Operations Acquisition.
3. Carve-off for Non-Acquired Business of Customers Partially Acquired
The combined statements of assets acquired and liabilities assumed and revenues and direct operating expenses includes all contract compression business with the customers that have been partially acquired in the August 2010 Contract Operations Acquisition even though some of the business currently contracted with that customer was not transferred in the August 2010 Contract Operations Acquisition or in prior acquisitions. To better reflect the amount of business acquired, the unaudited pro forma financial statements include an adjustment to the combined statements of assets acquired and liabilities assumed and revenues and direct operating expenses to reflect the amount of business in the August 2010 Contract Operations Acquisition not actually acquired. The percentage was based on the ratio of horsepower acquired in the August 2010 Contract Operations Acquisition to the total horsepower in service for each of this type of customer on the closing date of the August 2010 Contract Operations Acquisition. The ratio was applied retrospectively to all of the historical periods to present the contract compression revenues and expenses with that customer.
4. Pro Forma Net Income Per Limited Partner Unit
Pro forma net income per limited partner unit is determined by dividing the pro forma net income that would have been allocated to the common and subordinated unitholders by the number of common and subordinated units expected to be outstanding after the completion of the transactions included in the pro forma consolidated financial statements. All units issued in connection with the August 2010 Contract Operations Acquisition were assumed to have been outstanding since January 1, 2010. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, the general partner is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to the general partner than to the holders of common and subordinated units. The pro forma net income per unit calculations reflect the incentive distributions made to the general partner and a reduction of net income allocable to the limited partners of $0.2 million for the year ended December 31, 2010, which reflects the amount of additional incentive distributions that would have occurred if the excess of net income over actual distributions for the period been distributed.